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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              PUBLICIS GROUPE S.A.
                                (Name of Issuer)


                ORDINARY SHARES, NOMINAL VALUE (U).40 PER SHARE
                         (Title of Class of Securities)

                               ------------------

                                Not Applicable.
                                 (Cusip Number)


                               BCOM3 GROUP, INC.

                       (Name of Persons Filing Statement)


                               Bcom3 Group, Inc.
                              35 West Wacker Drive
                               Chicago, IL 60601
                           Attention: Roger A. Haupt
                            Tel No.: (312) 220-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:

                                 Joseph Rinaldi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Tel No.: (212) 450-4000


                                 March 7, 2002
            (Date of Event which Requires Filing of this Statement)

                               ------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

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                                 SCHEDULE 13D

CUSIP No. Not Applicable.                                     Page 2 of 6 Pages

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Name:                   Bcom3 Group, Inc.
            Identification No.:     364345638
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

            N/A
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                     7     SOLE VOTING POWER

                                     -------------------------------------------
            NUMBER OF SHARES         8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          38,726,800*
         REPORTING PERSON WITH       -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           38,726,800*
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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.7%* (1)
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    14      TYPE OF REPORTING PERSON

            CO
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     * The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

     (1) Representing approximately 44.5% of the outstanding voting power of such class.

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Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the ordinary shares, nominal value (U).40 per share (the "Shares"), of Publicis Groupe S.A., a company organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs Elysees, 75008 Paris, France.

Item 2.  Identity and Background.

     (a)-(c) and (f) The name of the person filing this statement is Bcom3 Group, Inc., a Delaware corporation (the "Reporting Person").

     The address of the principal business and the principal office of the Reporting Person is 35 West Wacker Drive, Chicago, IL 60601. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A, and is incorporated herein by reference. The principal business of the Reporting Person is the worldwide provision of advertising and marketing communications services.

     (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 7, 2002, Mme. Elisabeth Badinter and Societe Anonyme Somarel
(the "Stockholders") entered into a support agreement (the "Support Agreement", described in Item 6 below and attached hereto as Exhibit 1) with the Reporting Person with respect to certain Shares beneficially owned by such Stockholders. No Shares were purchased by the Reporting Person pursuant to the Support Agreement and thus no funds were used for such purpose.

Item 4.  Purpose of Transaction.

     On March 7, 2002, the Issuer, the Reporting Person, Philadelphia Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Philadelphia Merger LLC, a Delaware limited liability company and a subsidiary of the Issuer, entered into an Agreement and Plan of Merger (the "Publicis Merger Agreement"), and, in connection with the Publicis Merger Agreement, the Reporting Person and Boston Three Corporation, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger with Dentsu Inc. ("Dentsu"), a company organized under the laws of Japan (the "First-Step Agreement").

     The First Step Agreement provides for a merger transaction (the "First Step Merger") pursuant to which (i) Dentsu will pay approximately $498.7 million to holders of Class A common stock of the Reporting Person, (ii) Dentsu will receive additional shares of Class B common stock of the Reporting Person and (iii) the number of shares held by holders of Class A common stock will be correspondingly reduced. The consummation of the transactions contemplated by the First Step Agreement is subject to the satisfaction of the conditions to the closing of the Publicis/Bcom3 Merger (as defined below) and the approval of the stockholders of the Reporting Person.

     Pursuant to the Publicis Merger Agreement, the Reporting Person and the Issuer have agreed to combine through a merger transaction in which immediately after the consummation of the First Step Merger, the Reporting Person will become wholly-owned by the Issuer (the "Publicis/Bcom3 Merger"). All of the stockholders of the Reporting Person, other than stockholders exercising dissenters' rights, will become entitled to receive ordinary shares of Publicis and the other merger consideration more fully described in the Publicis Merger Agreement. The consummation of the transactions contemplated by the Publicis Merger Agreement is subject to the closing of the First Step Merger and customary conditions, including regulatory approvals, the approval by the stockholders of the Issuer and the Reporting Person and the receipt by the Issuer and the Reporting Person of legal opinions relating to taxation and other matters.

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     As an inducement to the Reporting Person entering into the Publicis Merger
Agreement, the Stockholders entered into the Support Agreement with the Reporting Person described in Item 6 below.

     Except for the transactions contemplated by the Publicis Merger Agreement and as set forth above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the Support Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 38,726,800 Shares, representing, for the purposes of Rule 13d-3, approximately 27.7% of the outstanding shares of voting stock of the Issuer and approximately 44.5% of the total voting power of the outstanding shares. The Reporting Person, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this statement.

     Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

     (b) Except to the extent that it may be deemed to by virtue of the Support Agreement, the Reporting Person does not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

     The Reporting Person may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Stockholders to vote 38,726,800 Shares. However, the Reporting Person (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares that are subject to the Support Agreement and (ii) disclaims any beneficial ownership of the Shares which are covered by the Support Agreement. The information required by Item 2 relating to the Stockholders is set forth on Schedule B.

     (c) Except for the execution and delivery of the Support Agreement and Publicis Merger Agreement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Support Agreement, each of the Stockholders has agreed to vote all Shares which she or it owned and with respect to which she or it had the power to direct the vote as of March 7, 2002, including any securities into which such shares may be converted or exchanged and any securities issued in replacement of or as a dividend or distribution on or otherwise in respect of such Shares, at the meeting of the stockholders of the Issuer (a) in favor of the approval and adoption of the Publicis Merger Agreement and approval of the Publicis/Bcom3 Merger and all other transactions contemplated by the Publicis Merger Agreement and the Support Agreement including without limitation (i) the issuance and delivery of the Issuer's securities comprising the merger consideration and (ii) modifications in the number and composition of the Issuer's Supervisory Board and Management Board, in accordance with the terms of the Publicis Merger Agreement; (b) against any action, agreement, transaction (other than the Publicis Merger Agreement or the transactions contemplated thereby) or proposal (including, without limitation, any Competing Transaction (as defined below)) that would result in the Issuer's or the Reporting Person's right to terminate the Publicis Merger Agreement; and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Publicis Merger Agreement and considered and voted upon by the stockholders of the Issuer. In the event any Stockholder becomes the legal or beneficial owner of any additional Shares or other securities of the Issuer (and any securities into which such Shares or securities may be converted or exchanged and any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such Shares or securities), then the terms of the Support Agreement shall apply to such additional securities.

     Each Stockholder has further agreed that she and it will not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of any of her or its Shares except for pledges to secure indebtedness (in respect of which the Stockholder shall have retained voting rights); (b) deposit any of her or its Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto which is inconsistent with the Support Agreement;
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of her or its Shares that would occur prior to the consummation of the transactions contemplated in the Publicis Merger Agreement or should deprive any Stockholder of any of her or its respective voting rights or limit her or its full discretion in exercising her or its respective voting rights prior to such consummation, except where the same would not deprive or restrict any Stockholder from exercising her or its voting right in accordance with the terms of the Support Agreement; or (d) take any action that would make any of the representations or warranties each has made pursuant to the Support Agreement (relating to due execution and delivery of the Support Agreement, title to the Shares and non-contravention of any other agreement to which the Stockholder is a party) untrue or incorrect in any material respect or have the effect of preventing or disabling her or it from performing her or its obligations hereunder.

     Each Stockholder has agreed that she and it, and their affiliates, will not, and that she and it will instruct her or its agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to, directly or indirectly, (a) solicit, initiate or encourage the initiation of (including by way of furnishing non-public information) any inquiries or proposals regarding any Competing Transaction (as defined below) or (b) have any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further a Competing Transaction, or engage in any negotiations concerning a Competing Transaction, or knowingly facilitate any effort or attempt to make or implement a Competing Transaction. Each Stockholder and each of her or its agents, advisors or other representatives shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than the Reporting Person) conducted prior to March 7, 2002 with respect to any of the foregoing. Each Stockholder has further agreed that she or it will promptly advise the Reporting Person orally and in writing of (a) any proposal for a Competing Transaction or any request for information with respect to any proposal for a Competing Transaction received by such Stockholder or any of her or its agents, advisors or other representatives, the material terms and conditions of such proposal for a Competing Transaction or request and the identity of the person making such proposal for a Competing Transaction or request (and provide the Reporting Person with copies of any written proposal for a Competing Transaction or amendments or supplements thereto) and (b) any changes in any such proposal for a Competing Transaction or request.

     A "Competing Transaction" means any of the following involving the Issuer (other than the Publicis/Bcom3 Merger and the other transactions contemplated by the Publicis Merger Agreement): (i) a merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of 25% or more of the assets of such party and its subsidiaries, taken as a whole, (iii) the acquisition of capital stock of such party by a person as a result of which such person would become the beneficial owner of 25% or more of the shares of capital stock of such party; or (iv) a tender offer or exchange offer by a person as a result of which such person would become the beneficial owner of 25% or more of the outstanding voting securities of such party. For purposes of this definition, the term "beneficial owner" shall have the meaning ascribed to it in Rule 13d-3 promulgated under the Securities and Exchange Act of 1934.

     The Support Agreement is listed below as Exhibit 1, and the Publicis Merger Agreement is listed below as Exhibit 2. Both are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Support Agreement dated as of March 7, 2002 between Bcom3 Group, Inc., on the one hand, and Societe Anonyme
                  Somarel and Elisabeth Badinter, on the other hand (incorporated by reference to Exhibit 9.1 to the Reporting Person's Current Report on Form 8-K filed March 14, 2002).

     Exhibit 2: Agreement and Plan of Merger dated as of March 7, 2002 among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed March 14, 2002)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: March 15, 2002


                                        BCOM3 GROUP, INC.


                                        By: /s/ Eileen Kamerick
                                           -------------------------------
                                           Name:   Eileen Kamerick
                                           Title:  Executive Vice President &
                                                   Chief Financial Officer

                                                                     SCHEDULE A


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no business address is given the director's or officer's business address is 35 West Wacker Drive, Chicago, IL 60601. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name, Business Address and              Present Principal Occupation Including
Citizenship                             Name and Address of Employer
-------------------------------------   ---------------------------------------
Directors

Roger A. Haupt.......................   Chairman and Chief Executive Officer

Roy J.Bostock........................   Former Chairman

Richard B. Fizdale...................   Former Vice Chairman

Craig D. Brown.......................   President and Chief Operating Officer

Bcom3 Group, Inc,
825 Eighth Ave.
New York, NY 10019

Fumio Oshima.........................   Officer of Dentsu Inc.
Citizen of Japan
                                        Dentsu Inc.
                                        1-11, Tsukiji, Chuo-ku
                                        Tokyo 104-8426, Japan

Naoki Kobuse.........................   Officer of Dentsu Inc.
Citizen of Japan
                                        Dentsu Inc.
                                        1-11, Tsukiji, Chuo-ku
                                        Tokyo 104-8426, Japan


Name, Business Address and              Present Principal Occupation Including
Citizenship                             Name and Address of Employer
-------------------------------------   ---------------------------------------
Executive Officers
(Who Are Not Directors)

Eileen A. Kamerick...................   Executive Vice President and Chief
                                        Financial Officer

Christian E. Kimball.................   Chief Administrative Officer and
                                        Chief Legal Officer

Elizabeth L. Reeves..................   Executive Vice President and
                                        Global HR Director

                                                                     SCHEDULE B


     To the knowledge of the Reporting Person, the name, business address, title, present principal occupation or employment of each of the Stockholders are as set forth below. If no business address is given the Stockholder's business address is 133, Avenue des Champs Elysees, 75008 Paris, France. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France. To the knowledge of the Reporting Person, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                        Present Principal Occupation Including
Name, Business Address                  Name and Address of Employer
-------------------------------------   ---------------------------------------
Elisabeth Badinter...................   President du conseil d'administration,
                                        Societe Anonyme Somarel

Societe Anonyme Somarel..............   Not Applicable.